

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2010

James Roszel
President
Oldwebsites.com, Inc.
P.O. Box 58228
Salt Lake City, Utah 84158

    Re: **Oldwebsites.com, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2009
           Forms 10-Q for the Fiscal Quarters Ended March 31 and June 30, 2010
           File No. 000-52546

Dear Mr. Roszel:

    We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

           Sincerely,

           Stephen G. Krikorian
           Accounting Branch Chief